UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            PEOPLE'S BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.10 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    709795108
                  ---------------------------------------------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                 April 14, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP NO.        709795108                       PAGE    2    OF     16    PAGES
           ---------------------                      -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person      Metropolitan Capital
                                                            Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*        00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(d) or 2(e)                                                         |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization        New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                119,985
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             119,985
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      119,985
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)    3.34 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP NO.       709795108                        PAGE    3    OF     16    PAGES
           --------------------                       -------     --------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person    KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(d) or 2(e)                                                         |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization      New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                24,892
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             24,892
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     24,892
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        0.69 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*           CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.        709795108                       PAGE    4    OF     16    PAGES
           ---------------------                      -------     --------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person   Metropolitan Capital
                                                             III, Inc..
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*          00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization       New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                44,692
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             44,692
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    44,692
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        1.24 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*      CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP NO.        709795108                       PAGE    5    OF     16    PAGES
           ---------------------                      -------     --------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*      None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization            U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                189,569
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             189,569
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     189,569
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        5.28 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*        IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.        709795108                       PAGE    6    OF     16    PAGES
           ---------------------                      -------     --------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person        Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*      None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization       U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                189,569
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             189,569
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     189,569
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        5.28 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*           IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





 CUSIP NO.       709795108                                PAGE    7    OF    16
           ---------------------                                -------    -----


ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock,  $0.10 par value per share ("Common
          Stock")

         Issuer:  People's Bancshares, Inc.

         Principal Executive Offices:       545 Pleasant Street
                                            New Bedford, Massachusetts 02740


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Metropolitan Capital Advisors, Inc., a New York corporation ("Metropolitan Capital"), which is the sole General Partner of Metropolitan Capital Advisors, L.P., a Delaware limited partnership. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls Investors, L.P., a Delaware limited partnership.

         (ii) KJ Advisors, Inc., a New York corporation, which is the sole General Partner of Metropolitan Capital Partners II, L.P., a New York limited partnership.

         (iii) Metropolitan Capital III, Inc., a Delaware corporation, which is the sole General Partner of Metropolitan Capital Partners III, L.P., a Delaware limited partnership.

         (iv) Jeffrey E. Schwarz, an individual who is a Director, and the Chief Executive Officer, Treasurer and Secretary of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (v) Karen Finerman, an individual who is a Director and the President of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 660 Madison Avenue, New York, New York 10021.

         Metropolitan Capital is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Advisors, L.P. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls Investors, L.P., which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         KJ Advisors, Inc. is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners II, L.P. Metropolitan Capital Partners II, L.P. is a privately owned partnership which provides administrative services to Bedford Falls Investors, L.P., and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments. All of the securities of the Issuer reported herein as beneficially owned by KJ Advisors, Inc. are held in managed brokerage accounts over which KJ Advisors, Inc., as General Partner of Metropolitan Capital Partners II, L.P. has discretionary trading authority (the "Managed Accounts").








 CUSIP NO.       709795108                                PAGE    8    OF    16
           ---------------------                                -------    -----


          Metropolitan Capital III, Inc. is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners III, L.P. Metropolitan Capital Partners III, L.P. is a privately owned partnership which renders investment management and advisory services to Metropolitan Capital Advisors International Limited, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Jeffrey E. Schwarz and Karen Finerman are each United States citizens residing in the State of New York whose principal occupations are as executive officers and Directors of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The sources of the funds used by Metropolitan Capital to purchase Common Stock on behalf of Bedford Falls Investors, L.P., were working capital and margin borrowing through brokerage accounts maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls Investors, L.P. was $1,131,429. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. Except By virtue of the full exercise of rights obtained through a rights offering undertaken by the Issuer in early 1996, (the "Rights Offering") and through the fulfillment of Bedford Falls Investor, L.P.'s obligation under a Standby Purchase Agreement dated February 8, 1996 Between Bedford Falls Investors, L.P. and the Issuer, whereby Bedford Falls Investors, L.P. purchased directly from the Issuer a total of 84,185 shares of Common Stock at a price of $8.875 per share, all such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of the Managed Accounts was equity capital in the Managed Accounts and margin borrowing through brokerage accounts maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for the Managed Accounts was $265,599. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in the Managed Accounts. Except by virtue of the full excercise of rights obtained through the Rights Offering, whereby one of the Managed Accounts purchased 7,592, shares of Common Stock at a price of $8.875 per share, all such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of Metropolitan Capital Advisors International Limited were working capital and margin borrowing through brokerage accounts maintained at Bear Stearns &
Company. The approximate aggregate amount of funds used to purchase such securities was $494,107. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated ongoing transactions in such accounts. All such securities were acquired by open market purchases.


ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction for each of the Reporting Persons is for investment. Each Reporting Person may from time to time make additional purchases of the Issuer's Common Stock and may dispose of any or all of






 CUSIP NO.       709795108                                PAGE    9    OF    16
           ---------------------                                -------    -----


the Issuer's Common Stock held by it. None of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions with respect to the Issuer, and may change their intentions as stated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i) Metropolitan Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over the 119,985 shares representing 3.34% of Common Stock of the Issuer beneficially owned by Bedford Falls Investors, L.P.

         (ii) KJ Advisors, Inc. is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Partners II, L.P. which has discretionary voting and dispositive power over assets held in the Managed Accounts. Thus, by virtue of being the General Partner of Metropolitan Capital Partners II, L.P., KJ Advisors, Inc. may be deemed to have shared voting and dispositive power over the 24,892 shares representing 0.69% of Common Stock of the Issuer held in the Managed Accounts.

         (iii) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan Capital Advisors International Limited, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 44,692 shares representing 1.24% of the Common Stock of the Issuer owned by Metropolitan Capital Advisors International Limited.

         (iv) Jeffrey Schwarz may be deemed the beneficial owner of 189,569 shares representing 5.28% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Karen Finerman may be deemed the beneficial owner of 189,569 shares representing 5.28% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of KJ Advisors, Inc. and Metropolitan Capital III, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 3,592,170 shares of Common Stock reported outstanding by the Issuer in its Form 10-K for the period ended December 31, 1996.

         (c) Transactions in the class of Securities reported on herein effected within the last 60 days by Metropolitan Capital for and on behalf of Bedford Falls Investors, L.P. are as follows. All such transactions comprise open market transactions of Common Stock unless otherwise indicated.






 CUSIP NO.       709795108                                PAGE    10   OF    16
           ---------------------                                -------    -----


          DATE          NO. OF SHARES        PRICE PER SHARE         TOTAL
          ----          -------------        ---------------         -----

         03/04/97            (4,400)                 12.871        (56,633.11)
         04/20/97             4,400                  12.125         53,350.00
         04/02/97             4,500                  12.128         54,577.50
         04/14/97             5,000                  11.625         58,125.00


         Transactions in the class of securities reported on herein effected within the last 60 days by KJ Advisors, Inc., for and on behalf of the Managed Accounts are as follows. All such transactions comprise open market transactions of Common Stock unless otherwise indicated.

          DATE          NO. OF SHARES        PRICE PER SHARE         TOTAL
          ----          -------------        ---------------         -----

         03/04/97               (600)                12.850         (7,709.74)
         04/01/97              8,500                 12.127        103,078.00
         04/02/97              2,000                 12.133         24,265.00
         04/02/97              1,000                 12.140         12,140.00
         04/03/97                800                 11.769          9,415.00
         04/14/97              1,000                 11.625         11,625.00


         Transactions in the class of securities reported on herein effected within the last 60 days by Metropolitan Capital III, Inc., for and on behalf of Metropolitan Capital Advisors International Limited are as follows. All such transactions comprise open market transactions of Common Stock unless otherwise indicated.

          DATE          NO. OF SHARES        PRICE PER SHARE         TOTAL
          ----          -------------        ---------------         -----

         04/01/97             6,500                 12.127          78,827.50
         04/02/97             3,100                 12.130          37,602.50
         04/03/97             3,700                 11.754          43,490.00
         04/14/97             4,000                 11.625          46,500.00








 CUSIP NO.       709795108                                PAGE    11   OF    16
           ---------------------                                -------    -----


         (d) Not Applicable

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing.






 CUSIP NO.       709795108                                PAGE    12   OF    16
           ---------------------                                -------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                               Metropolitan Capital Advisors, Inc.


                               By:  /s/ Jeffrey E. Schwarz
                                   --------------------------------------------
                                   Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: April 23, 1997







 CUSIP NO.       709795108                                PAGE    13   OF    16
           ---------------------                                -------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                 KJ Advisors, Inc.


                                 By:  /s/ Jeffrey E. Schwarz
                                    -------------------------------------------
                                    Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: April 23, 1997







 CUSIP NO.       709795108                                PAGE    14   OF    16
           ---------------------                                -------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                 Metropolitan Capital III, Inc.


                                 By:  /s/ Jeffrey E. Schwarz
                                     ------------------------------------------
                                    Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: April 23, 1997







 CUSIP NO.       709795108                                PAGE    15   OF    16
           ---------------------                                -------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                 By:   /s/ Jeffrey E. Schwarz
                                    ---------------------------------------
                                      Jeffrey E. Schwarz

Dated as of: April 23, 1997







 CUSIP NO.       709795108                                PAGE    16   OF    16
           ---------------------                                -------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                 By:   /s/ Karen Finerman
                                     ---------------------------------------
                                       Karen Finerman

Dated as of: April 23, 1997






                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                            PEOPLE'S BANCSHARES, INC.
                     COMMON STOCK, $0.10 PAR VALUE PER SHARE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 23rd day of April, 1997.


METROPOLITAN CAPITAL ADVISORS, INC.             METROPOLITAN CAPITAL III, INC.


By:  /s/ Jeffrey E. Schwarz                     By:  /s/ Jeffrey E. Schwarz
     --------------------------                      --------------------------
     Jeffrey E. Schwarz,                             Jeffrey E. Schwarz,
     Chief Executive Officer                         Chief Executive Officer


KJ ADVISORS, INC.


By:  /s/ Jeffrey E. Schwarz
     --------------------------
     Jeffrey E. Schwarz,
     Chief Executive Officer


/s/ Jeffrey E. Schwarz                             /s/ Karen Finerman
---------------------------------                  -----------------------------
Jeffrey E. Schwarz, Individually                   Karen Finerman, Individually